June 27, 2019

David M. Cordani
Chief Executive Officer
Cigna Corporation
900 Cottage Grove Road
Bloomfield, CT 06002

       Re: Cigna Corporation
           Registration Statement on Form S-4
           Filed June 21, 2019
           File No. 333-232265

Dear Mr. Cordani:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    David E. Shapiro, Esq.